		Exhibit 12.1

EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except For Ratio)
	Nine Months Ended September 30,
	2014	2013
Earnings:
Pre-tax income from continuing operations before adjustment for earnings from equity investments (including amortization of excess cost of equity investments) per statements of income	$413	$442
Add:
Fixed charges	229	228
Distributed income of equity investees	37	10
Income as adjusted	$679	$680

Fixed charges:
Interest expense, net per statements of income (includes amortization of debt discount, premium and debt issuance costs; excludes AFUDC)	$228	$227
Add:
Portion of rents representative of the interest factor	1	1
Fixed charges	$229	$228

Ratio of earnings to fixed charges	3.0	3.0